

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission File Number: 1-6453

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
(title of plan)

NATIONAL SEMICONDUCTOR CORPORATION
(issuer of securities held pursuant to the plan)

DELAWARE	95-2095071
(State of incorporation)	(I.R.S. Employer Identification Number)

2900 Semiconductor Drive, P.O. Box 58090
Santa Clara, California 95052-8090
(Address of principal executive offices)

Issuer's telephone number, including area code: (408) 721-5000

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

INDEX

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

REQUIRED INFORMATION

Items 1-3
National Semiconductor Corporation Retirement and Savings Program Financial Statements and Supplemental Schedules for the years ended December 31, 3004 and December 31, 2003, together with Independent Auditor's Report prepared in accordance with the financial reporting requirements of ERISA.

NATIONAL SEMICONDUCTOR CORPORATION

RETIREMENT AND SAVINGS PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2004 AND 2003

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

TABLE OF CONTENTS



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
National Semiconductor Corporation
Retirement and Savings Program

We have audited the accompanying Statements of Net Assets Available for Benefits of the **National Semiconductor Corporation Retirement and Savings Program** (the Program), as of December 31, 2004 and 2003, and the related Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2004 and for the period from May 26, 2003 through December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 and for the period from May 26, 2003 through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

May 31, 2005
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets		
Investments, at Fair Value:		
Common Stock - National Semiconductor Corporation	$ 107,433,425	$ 147,006,354
Investment Funds	640,664,888	539,469,135
Participant Loans	12,148,974	11,725,640
Cash and Cash Equivalents	3,434,968	4,922,595
Receivables:		
Employer Contributions	1,353,171	844,232
Investment Income	126,218	4,371
Receivable for Investment Sold	-	76,735
Total Assets	765,161,644	704,049,062
Liabilities		
Payable for Investments Purchased	274,335	716,096
Total Liabilities	274,335	716,096
NET ASSETS AVAILABLE FOR BENEFITS	$ 764,887,309	$ 703,332,966

The accompanying notes are an integral part of these financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004
AND FOR THE PERIOD FROM MAY 26, 2003 THROUGH DECEMBER 31, 2003

	Year Ended December 31, 2004	Period From May 26, 2003 Through December 31, 2003
Additions to Net Assets Attributed to:		
Income from Investments:		
Interest	$ 494,476	$ 372,414
Dividends	16,568,339	7,939,498
Net Realized and Unrealized Appreciation on Investments	36,729,791	128,125,952
Contributions:		
Employee	27,368,099	14,470,967
Employer	31,681,049	6,936,187
Total Additions	112,841,754	157,845,018
Deductions from Net Assets Attributed to:		
Benefit Distributions	51,229,547	34,262,536
Administrative Expenses	57,864	50,795
Total Deductions	51,287,411	34,313,331
Increase in Net Assets Available for Benefits	61,554,343	123,531,687
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR/PERIOD	703,332,966	579,801,279
END OF YEAR	$ 764,887,309	$ 703,332,966

The accompanying notes are an integral part of these financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

(1) Summary of Significant Accounting Principles

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for employee benefit plans which require the Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates. Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Investment assets are stated at fair market value as determined by quoted prices. Certain investment expenses related to mutual funds and recordkeeping fees are charged to participants investing in those funds; other fees and administrative expenses of the Program are paid by the Company.

(b) Trust Fund

A trust fund (the Trust) was created under terms of an agreement between National Semiconductor Corporation (the Company or NSC as the Sponsor) and Fidelity Management Trust Company (Fidelity as the Trustee). The Trust comprises all of the cash and stock contributions to the **National Semiconductor Retirement and Savings Program** (the Program), the investment of such contributions, any resulting earnings, losses, appreciation, and depreciation, less payments made to participants. Under the agreement, the cash contributions are used to purchase mutual funds issued by Fidelity Investments and other mutual fund companies. A NSC Stock Fund accounts for employee and employer cash contributions used in purchasing NSC Common Stock, as well as NSC Common Stock employer contributions.

(2) Participation and Benefits

The following description of the Program is provided for general information only. For a complete description of the Program, see the Program document.

(2) Participation and Benefits (Continued)

The Program is a defined contribution plan sponsored by the Company. During 2003, the Program document was amended to change the Program year from the Company's fiscal year to a calendar year. Elements of the Program are described below.

The Program consists of 2 components: a Profit Sharing feature (Profit Sharing), and a 401(k) feature (401(k)). Eligible employees automatically become participants in the Profit Sharing on the first day of hire. Eligible employees must elect to participate in the 401(k).

The Program provides for distribution of benefits in the event of termination based on vesting schedules, as discussed below. Participants who terminate for reasons of normal retirement at age 65, death, or disability become 100% vested regardless of years of service. Early retirement requires the participant to be age 55 or older provided that the sum of the participant's age plus years of service equals or exceeds 65.

The total additions credited to a participant's accounts in a given year shall not exceed the lesser of 100% of the participant's W-2 compensation for the year or $41,000 and $40,000 for calendar years 2004 and 2003 respectively, as adjusted for increases in the cost of living.

(a) Profit Sharing

Participants' accounts are credited with their allocation of the Company's contribution and forfeitures of terminated participants' non-vested accounts and unrealized gains/losses as of each Program year end.

Company contributions vest to participants over a 7 year period, 20% after 3 years of service and 20% annual increments for each additional year of service through year 7 with full vesting occurring upon completion of the 7th year.

(b) 401(k)

The 401(k) became effective June 1, 1984 and qualifies under Section 401(k) of the Internal Revenue Code.

(2) Participation and Benefits (Continued)

(b) 401(k) (Continued)

Participants may elect to participate in the 401(k) by payroll deductions to their deferred compensation account. Participant-elected contributions and earnings thereon are 100% vested. Participants are also 100% vested in the Company's matching contributions at the time the contribution is made.

(c) Investments

Participants may direct the investment of their 401(k) accounts and the cash portion of their Profit-Sharing accounts.

The following funds are available investments offered through Fidelity as the Program Trustee:

Fidelity Retirement Money Market Portfolio - This fund seeks to preserve the investments by keeping its price stable at $1 per share and providing current income. This fund invests in high-quality, short-term money market securities of U.S. and foreign issuers, including short-term corporate obligations, U.S. Government obligations and certificates of deposit.

Fidelity Intermediate Bond Fund - This fund seeks to provide high current income and invests in all types of U.S. and foreign bonds, including corporate or U.S. Government issues, usually in bonds considered medium to high quality (investment grade) with average maturity of 3-10 years.

Fidelity Growth & Income Portfolio - This fund seeks to provide high total return from a combination of current income and capital growth. Investments consist of U.S. and foreign stocks, focusing on those that pay current dividends and show potential earnings growth, and may also consist of bonds.

Fidelity Puritan Fund - This fund seeks to provide high income while trying to preserve investments as well as considering capital growth. The fund invests in a wide variety of securities of U.S. and foreign issuers, including those in emerging markets that may involve additional risks. Investments may include all types of bonds of any quality as well as common and preferred stocks.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Fidelity Contrafund - This fund's objective is to increase the investment over the long term through capital growth and mainly invests in undervalued common stocks. The fund also invests in companies that are currently out of public favor but that show potential for capital growth. This may subject the stocks held by the fund to price fluctuations.

Spartan U.S. Equity Index Fund - This fund, managed by Fidelity Management and Research Company, has an objective of keeping expenses low while pursuing growth of capital and income through investments in domestic common stocks and seeks to provide total returns which correspond to that of the Standard & Poor's 500 Index™.

Fidelity Low-Priced Stock Fund - This fund's objective is long-term capital growth and invests primarily in stocks of companies the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth.

American Funds Euro-Pacific Growth Fund R5 - This fund, which is managed by Capital Research and Management Company, primarily invests in stocks of companies that do most of their business outside the United States. At least 65% of the fund's total assets will be invested in securities of companies from Europe or the Pacific Basin.

MSI Equity Growth Portfolio A - This fund is managed by Morgan Stanley Investment Management, Inc. and is invested primarily in common stocks of medium-to-large sized U.S. corporations and, to a limited extent, foreign corporations that have shown rapid and/or promising growth.

Montag & Caldwell Balanced Fund I - This fund is managed by Montag & Caldwell, Inc. and invests in a combination of equity, fixed income and short-term securities. Generally, between 50% and 70% of the fund's total assets will be invested in equity securities, and at least 25% will be invested in fixed income securities to provide a stable flow of income.

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Janus Enterprise Fund – This fund is managed by Janus Capital Corporation and invests primarily in common stocks. The fund normally invests at least 50% of its equity assets in securities issued by medium-sized companies.

RS Emerging Growth Fund – This fund is managed by RS Investment Management, Inc. and invests primarily in common stocks of emerging growth companies. Such companies are believed by the adviser to have the potential for more rapid growth than the overall economy.

Dodge & Cox Stock Fund – This fund is managed by Dodge & Cox and invests in a broadly diversified portfolio of common stocks. The fund will invest up to 80% of its assets in common stocks, but may also invest in preferred or convertible stock. The fund may also invest up to 20% of its assets in U.S. dollar denominated foreign securities.

Lord Abbett Mid-Cap Value Fund Y – This fund is managed by Lord Abbett & Co., and invests in stocks of medium-sized companies that are believed by the fund's manager to be undervalued in the market place. The fund will normally invest at least 65% of its assets in companies with market capitalizations of roughly $500 million to $10 billion.

Harbor Small-Cap Value Fund – This fund is managed by Harbor Capital Advisors, Inc. and invests primarily in equity securities, principally common stock, of mid-cap companies which are considered undervalued in the market place at the time of purchase and have potential for appreciation.

NSC Stock Fund – This fund invests in National Semiconductor Corporation common stock.

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Investments at December 31, 2004 and 2003, at fair value, are summarized as follows:

	2004	2003
Fidelity Retirement Money Market Portfolio	$ 82,449,733 *	$ 75,294,921 *
Fidelity Intermediate Bond Fund	40,285,752 *	36,998,514 *
Fidelity Growth & Income Portfolio	37,316,368	33,774,267
Fidelity Puritan Fund	135,322,732 *	124,430,439 *
Fidelity Contrafund	174,434,212 *	157,130,516 *
Spartan U.S. Equity Index Fund	21,485,157	18,118,190
Fidelity Low-Priced Stock Fund	58,444,840 *	40,229,942 *
American Funds Euro-Pacific Growth Fund R5	24,585,913	15,663,106
MSI Equity Growth Portfolio A	9,414,127	10,184,870
Montag & Caldwell Balanced Fund I	772,919	855,809
Janus Enterprise Fund	9,908,032	7,583,786
RS Emerging Growth Fund	11,031,667	8,916,399
Dodge & Cox Stock Fund	24,466,656	8,522,311
Lord Abbett Mid-Cap Value Fund Y	7,182,866	1,766,065
Harbor Small-Cap Value Fund	3,563,914	-
	640,664,888	539,469,135
National Semiconductor Corporation Common Stock	107,433,425 *	147,006,354 *
	$748,098,313	$686,475,489

* Represents 5% or more of net assets available for benefits.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Net appreciation/(depreciation) on investments, including realized and unrealized gains/(losses) for the year ended December 31, 2004 and the period from May 26, 2003 through December 31, 2003 are as follows:

	Year Ended December 31, 2004	Period May 26, 2003 Through December 31, 2003
Fidelity Intermediate Bond Fund	$ (528,790)	$ (1,444,133)
Fidelity Growth & Income Portfolio	2,492,542	3,906,359
Fidelity Puritan Fund	3,473,042	12,826,135
Fidelity Contrafund	22,823,373	28,376,080
Spartan U.S. Equity Index Fund	1,675,970	2,776,947
Fidelity Low-Priced Stock Fund	7,171,150	8,671,580
American Funds Euro-Pacific Growth Fund R5	3,314,312	3,234,562
MSI Equity Growth Portfolio A	662,522	1,484,034
Montag & Caldwell Balanced Fund I	14,892	45,934
Janus Enterprise Fund	1,613,632	1,512,600
RS Emerging Growth Fund	1,342,018	1,770,123
Dodge & Cox Stock Fund	2,245,010	836,789
Lord Abbett Mid-Cap Value Fund Y	728,332	150,545
Harbor Small-Cap Value Fund	204,211	-
National Semiconductor Corporation Common Stock	(10,502,425)	63,978,397
	$ 36,729,791	$128,125,952

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

On June 18, 2004, the Program was amended to release the restriction on the investment of the Company's profit sharing contributions to allow participants to invest their profit sharing and National Semiconductor common stock contributions in any investments funds allowed by the Program.

The following represents the non-participant directed investments and activity in the Profit-Sharing component of the Program for 2003:

Statements of Net Assets Available for Benefits, December 31, 2003:

	Fidelity Retirement Money Market Portfolio	NSC Common Stock Fund
Assets		
Investments, at Fair Value:		
National Semiconductor Corporation Common Stock	$ -	$ 46,822,795
Fidelity Retirement Money Market Portfolio	141,662	-
Employer Contribution Receivable	-	-
Total Assets	141,662	46,822,795
Liabilities	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 141,662	$ 46,822,792

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Statement of Changes in Net Assets Available for Benefits, For the Period from May 26, 2003 Through December 31, 2003:

	Fidelity Retirement Money Market Portfolio	NSC Common Stock Fund
Additions to Net Assets Attributed to:		
Income from Investments:		
Interest	$ 780	$ 277
Net Realized and Unrealized Appreciation on Investments	-	20,367,677
Employer Contributions	-	-
Total Additions	780	20,367,954
Deductions from Net Assets Attributed to:		
Benefit Distributions	-	2,307,229
Forfeitures	-	-
Administrative Expenses	-	60
Total Deductions	-	2,307,289
Transfers (Net)	-	1,279
Increase in Net Assets Available for Benefits	780	18,061,944
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR	140,882	28,760,851
END OF YEAR	$ 141,662	$ 46,822,795

(2) Participation and Benefits (Continued)

(d) Participant Loans

Participants may borrow the lesser of 50% of their total vested Retirement and Savings Program account balances or $50,000, with other limitations as described in the Program documents. Interest rates are set on the first business day of the month, and are based on the prime rate quoted in the Wall Street Journal less 1%. Repayment terms are generally up to 5 years, and may be extended to 10 years for residential loans. Repayment of loans generally is made through payroll deductions. In the event a Participant is laid off, on an authorized leave of absence, is for any reason not receiving a paycheck, or is separated from service, such Participant shall make direct monthly payments on any loan outstanding. In the event payment is not received by 90 days after the due date, the loan will be in default. Any unpaid balances considered in default are converted to distributions at the time the default occurs.

(3) Contributions

The Company's aggregate contribution will not exceed the maximum amount allowable as a federal income tax deduction to the Company for the Program year.

(a) Profit Sharing

The Company contributes the greater of 5% of net pretax profits (as defined by the Program) or 1% of eligible compensation for the Program year, subject to a limitation of 5% of eligible compensation. The Board of Directors of the Company may make an additional elective profit sharing contribution in any Program year. The allocation to each participant's share of profit sharing contribution bears the same ratio to the total contribution as each participant's eligible compensation bears to the total eligible compensation for such Program year.

In accordance with an amendment to the Program document in October 2003, as further explained in Note (6), on May 13, 2004, the Program Administrative Committee approved the final profit sharing contribution of $14,389,396 to be funded in cash. Also due to the amendment to the Program document in October 2003, there was no profit sharing contribution during the period from May 26, 2003 through December 31, 2003.

(3) Contributions (Continued)

(b) 401(k)

Participants may elect to contribute to the 401(k) any whole percentage of eligible compensation to a maximum of 30% up to a maximum tax-deferred total of $13,000 and $12,000 for participants under age 50, and $16,000 and $14,000 for participants age 50 and over, for calendar years 2004 and 2003, respectively.

Effective January 1, 2004, the Company's annual matching contribution is 150%, or any other percentage as the Board may determine for any given Program year or years, of the participants' elected contribution made as of any given pay date not to exceed of 4% of such participant's compensation for such pay date. Prior to January 1, 2004, the Company's annual matching contribution was dollar-for-dollar on the first 4% of the participants compensation contributed to the Program.

The maximum percentage of deferral is determined by the Administrative Committee. The percentage and maximum amount the Company contributes is determined by the Board of Directors. The Company contributed $17,291,653 for the year ended December 31, 2004 and $6,936,187 for the period from May 26, 2003 through December 31, 2003.

(4) Obligation for Retirement and Savings Benefits

The Program provides for the appointment of an Administrative Committee and a Trustee to manage the operation and administration of the Program. The Company has established the Program with the bona fide intention and expectation that it will continue indefinitely and the Company will be able to make its contributions indefinitely. However, the Company is under no obligation to continue its contributions or maintain the Program for any given length of time and may, at its sole and absolute discretion, completely discontinue its contributions or terminate the Program at any time without liability. In the event of termination of the Program or complete discontinuance of contributions, the full value of the accounts of all participants shall become fully vested and nonforfeitable.

(4) Obligation for Retirement and Savings Benefits (Continued)

In the event of partial termination of the Program, the full value of the accounts of the participants involved in the partial termination shall become fully vested and nonforfeitable.

At December 31, 2004 and 2003, there were no benefits due to terminated participants.

(5) Federal Income Taxes

The Program obtained its latest determination letter on August 8, 2003, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Program has been amended since receiving the determination letter. However, the Program Administrator and the Program's tax counsel believe that the Program is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included the Program's financial statements.

(6) Program Amendment

An amendment to the Program document approved on October 22, 2003 amended certain Program provisions as follows:

- The Program year commencing May 26, 2003 shall end on December 31, 2003. Effective January 1, 2004, Program year means the calendar year beginning on January 1 ending on December 31.

- No profit sharing contribution shall be made in respect of the Program year ending December 31, 2003, and the final profit sharing contribution under this Program shall be made in respect to the Company fiscal year 2004 during the Program year commencing January 1, 2004.

- For each Company fiscal year beginning before January 1, 2004, the Company intends, as a part of a regular plan and program, to contribute from its current or accumulated net profit a profit sharing contribution. No further profit sharing contributions shall be made under the Program with respect to Company fiscal years that begin after December 31, 2003.

(6) Program Amendment (Continued)

- Effective January 1, 2004, on behalf of each participant who elects to defer compensation, the Company shall contribute an amount equal to 150%, or any other percentage as the Board may determine for any given Program year or years, of the participants' elected contribution made as of any given pay date that are not in excess of 4% of such participant's compensation for such pay date.

- Solely for purposes of the profit sharing contribution for the Company's fiscal year 2004 (to be made during the Program year beginning January 1, 2004), the amount of the Company's profit sharing contribution shall be reduced by the difference between (a) the aggregate Company match for all participants required for the period beginning January 1, 2004 and ending May 30, 2004, and (b) the aggregate Company match for all participants that would have been required for such period under the formula in effect immediately prior to January 1, 2004. The Administrative Committee shall have the authority to determine the amount of the profit sharing contribution for the Company's fiscal year 2004.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
EIN 95-2095071 PLAN NO. 001
FORM 5500, SCHEDULE H, PART IV, ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Retirement Money Market Portfolio	$ 82,449,733	$ 82,449,733
*	Fidelity Investments	Intermediate Bond Fund	39,646,466	40,285,752
*	Fidelity Investments	Growth & Income Portfolio	37,280,259	37,316,368
*	Fidelity Investments	Puritan Fund	129,643,852	135,322,732
*	Fidelity Investments	Contrafund	145,532,154	174,434,212
*	Fidelity Investments	Spartan U.S. Equity Index Fund	20,207,129	21,485,157
*	Fidelity Investments	Low-Priced Stock Fund	42,989,758	58,444,840
	American Funds	Euro-Pacific Growth Fund R5	17,850,165	24,585,913
	Morgan Stanley Investment Management, Inc.	Equity Growth Portfolio A	7,202,487	9,414,127
	Montag & Caldwell, Inc.	Balanced Fund I	766,181	772,919
	Janus Funds	Enterprise Fund	10,155,774	9,908,032
	RS Investment Management, Inc.	Emerging Growth Fund	10,788,729	11,031,667
	Dodge & Cox	Stock Fund	21,682,173	24,466,656
	Lord Abbett	Mid-Cap Value Fund Y	6,426,597	7,182,866
	Harbor Capital Advisors, Inc.	Small-Cap Value Fund	3,375,579	3,563,914
*	National Semiconductor Corporation	Common Stock	89,339,680	107,433,425
*	Participant Loans	3.00% to 8.06%	-	12,148,974

* Represents Parties-In-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Semiconductor Corporation
Retirement and Savings Program

Date: June 27, 2005



Edward J. Sweeney
Chairman, Administrative Committee
of the National Semiconductor
Corporation Retirement and Savings
Program

INDEX TO EXHIBITS

Designation	Description of Exhibit
1.0	Consent of Independent Auditors



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement number 33-48943 on Form S-8 of National Semiconductor Corporation filed with the Securities and Exchange Commission on August 26, 1992, of our report dated May 31, 2005, on the financial statements and supplemental schedule included in the Annual Report on Form 11-K of the National Semiconductor Corporation Retirement and Savings Program as of December 31, 2004.

Morris, Davis & Chan

May 31, 2005
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina



MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

Exhibit 1.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement number 33-48943 on Form S-8 of National Semiconductor Corporation filed with the Securities and Exchange Commission on August 26, 1992, of our report dated May 31, 2005, on the financial statements and supplemental schedule included in the Annual Report on Form 11-K of the National Semiconductor Corporation Retirement and Savings Program as of December 31, 2004.

Morris, Davis & Chan

May 31, 2005
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

Offices in San Francisco, California and Charlotte, North Carolina



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement number 33-48943 on Form S-8 of National Semiconductor Corporation filed with the Securities and Exchange Commission on August 26, 1992, of our report dated May 31, 2005, on the financial statements and supplemental schedule included in the Annual Report on Form 11-K of the National Semiconductor Corporation Retirement and Savings Program as of December 31, 2004.

Morris, Davis & Chan

May 31, 2005
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement number 33-48943 on Form S-8 of National Semiconductor Corporation filed with the Securities and Exchange Commission on August 26, 1992, of our report dated May 31, 2005, on the financial statements and supplemental schedule included in the Annual Report on Form 11-K of the National Semiconductor Corporation Retirement and Savings Program as of December 31, 2004.

Morris, Davis & Chan

May 31, 2005
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement number 33-48943 on Form S-8 of National Semiconductor Corporation filed with the Securities and Exchange Commission on August 26, 1992, of our report dated May 31, 2005, on the financial statements and supplemental schedule included in the Annual Report on Form 11-K of the National Semiconductor Corporation Retirement and Savings Program as of December 31, 2004.

Morris, Davis & Chan

May 31, 2005
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina